Exhibit 12.1
VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Amounts in Thousands

	Nine Months
	Ended
	September 30,
Historical	2007	2006	2005	2004	2003	2002
Fixed charges:
Interest expense before capitalization credits	$24,592	$31,310	$39,080	$42,260	$55,345	$56,601
Amortization of financing costs	248	363	711	611	291	298
One-third of rental expense	20,705	27,240	22,520	16,553	15,140	16,976

Total fixed charges	$45,545	$58,913	$62,311	$59,424	$70,776	$73,875

Earnings from continuing operations before income taxes	$550,038	$703,491	$480,695	$377,362	$335,080	$329,195
Fixed charges	45,545	58,913	62,311	59,424	70,776	73,875
Capitalized interest credits	(3,368)	(5,000)	(1,934)	(1,980)	(2,116)	(2,896)
Amortization of capitalized interest	1,351	1,241	1,054	839	624	463

Earnings before income taxes as adjusted	$593,566	$758,645	$542,126	$435,645	$404,364	$400,637

Ratio of earnings to fixed charges	13.0	12.9	8.7	7.3	5.7	5.4

Pro Forma	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
Fixed charges:
Interest expense before capitalization credits	$163,918	$217,064
Amortization of financing costs	523	805
One-third of rental expense	22,053	29,408

Total fixed charges	$184,494	$247,277

Earnings from continuing operations before income taxes	$715,676	$1,031,878
Fixed charges	186,494	247,277
Capitalized interest credits	(4,118)	(5,898)
Amortization of capitalized interest	1,351	1,241
Distributed income of equity investees	984	338

Earnings before income taxes as adjusted	$900,387	$1,274,836

Ratio of earnings to fixed charges	4.8	5.2